Exhibit 99.1

More than 10,000 people receive verified World IDs at Medirom locations

“MEDIROM is a location partner for the World Network, co-founded by Sam Altman and

Alex Blania,to promote domestic adoption of proof of human technology.”

Tokyo, Japan – October 28, 2025 – MEDIROM Healthcare Technologies Inc. (Headquarters: Minato-ku, Tokyo; CEO: Kouji Eguchi; NASDAQ: MRM), today announced that as of October 23, 2025, the Company surpassed 10,000 verifications of World ID at its Re.Ra.Ku and other wellness salons throughout Japan. The Company plans to further expand the installation of the Orb, an advanced camera that verifies humanness, to 200 stores.

Benefits of Increasing World ID Verifications

MEDIROM has joined the “World,” a “proof of human” protocol co-founded by Sam Altman and Alex Blania. As the number of World ID verifications increases, more individuals across society will be able to prove their humanness, enhancing the convenience and reliability of this new digital social infrastructure. Furthermore, the increased in such authentication transactions is expected to contribute to our revenue growth.

About World ID

World ID is a global authentication technology that proves “humanness,” not identity. In recent years, with the rapid evolution of generative AI, we are entering a society where it is difficult to distinguish between humans and AI. Against this backdrop, World ID aims to provide “digital proof of human.”

The Orb, an advanced camera, is used to verify humanness of individuals without identifying them. Once verification is complete, a verified World ID is issued and stored in World App, enabling its use across various compatible services.

HP：https://world.org/

About Re.Ra.Ku Group

Re.Ra.Ku Group operates more than 300 wellness salons nationwide,centered around Re.Ra.Ku. In addition to “Re.Ra.Ku,” which is located in commercial facilities and street-front stores, the group also operates five other brands: “Spa Re.Ra.Ku,” which is located in hot spring facilities; “Re.Ra.Ku PRO,” which operates a multi-purpose running station; “Bell Epoc,” which offers a wide range of services such as reflexology and aromatherapy body care, mainly in rural areas; and “Ruam Ruam,” which offers Asian massage techniques.

Web https://reraku.jp/

About MEDIROM Group

MEDIROM Group operates over 300 wellness salons under the “Re.Ra.Ku®” brand nationwide. Since 2015, we have expanded into HealthTech, offering on-demand training apps like Lav® for specific health guidance and lifestyle improvement programs. In 2020, we started manufacturing the battery-free smart tracker “MOTHER Bracelet®,” which is now used in REMONY, our remote monitoring system for various industries including caregiving, transportation, construction, and manufacturing.

About MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en